Exhibit 3.2
CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF OMNICELL, INC.

A Delaware Corporation

Omnicell, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

First:  The name of the Corporation is Omnicell, Inc.  The Corporation was originally incorporated under the name Omnicell Merger Corporation.

Second: The date of filing the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware was April 14, 2000, as amended and restated on August 13, 2001.

Third: The Board of Directors of the Corporation, acting in accordance with provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

The first paragraph of Article IV is hereby deleted in its entirety and replaced as follows:

“A.  This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares which the corporation is authorized to issue is one hundred and five million (105,000,000) shares.  One hundred million (100,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001).  Five million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001).”

Fourth:  The foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, Omnicell, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer and attested by its Secretary this 28th day of May, 2010.

Omnicell, Inc.

By:  /s/Randall A. Lipps
Randall A. Lipps
President and Chief Executive Officer